Contact

www.linkedin.com/in/trevor-cheyne-1a472214b (LinkedIn)

Top Skills

Culinary Education
Recipe Development
Food Preparation

Trevor Cheyne

Director of Sales and Distribution/ Assistant Brewer at Heart & Solar Brew Farm
Baltimore

Summary

I have worked in some of the most popular kitchens in Baltimore City from small cafes like Baba's Mediterranean Kitchen to the high end, Relais & chateaux hotel restaurant, Magdalena. I have found that the most satisfying thing for me professionally is to be part of a strong team and deliver a great product to the customer. This desire has shifted my focus from the kitchen to the brewhouse. While working at Checkerspot Brewery as Head Chef I was afforded the opportunity to brew some pilot batches with resounding success. My first pilot recipe, though a small batch, sold out in less than 3 days. I have long wished to open my own bar/restaurant and the brewery is a realization of dream I have had since I entered the workforce as a dishwasher in 2013.

Kitchen Experience:
ServSafe Food Manager
Dishwashing
Sanitization
Food Preparation
Saute
Garde Manger
Butchery
Fermentation
Recipe Development and Testing
Packaging
Marketing/Social media
Inventory Management
Management
Customer Service
Point of Sale
Food Cost Management
Staff Scheduling

Brewery Experience:

Brewing All Grain Ales and Lagers
Fermentation
Canning
Lagering and Aging
Bottling
Keg Cleaning and General Cellar Work
Recipe Development and Testing
Pursuing BJCP Certification
Process Fruit and other Adjuncts for Beer
Milling grain
Filling Kegs
Line Cleaning and Troubleshooting

Experience

Heart & Solar Brew Farm
Director of Sales and Distribution/ Assistant Brewer
June 2021 - Present (11 months)
Parkton, Maryland, United States

LnL Catering
Chef
June 2019 - Present (2 years 11 months)
Parkton, Maryland, United States

Checkerspot Brewing Co.
Head Chef at Checkerspot Brewing Company
December 2019 - June 2021 (1 year 7 months)
Baltimore, Maryland, United States

Maintained a from scratch brewery menu while developing new menu items and weekly specials. Pivoted from in house to to-go food during covid and all other challenges related to the pandemic as well as growing the food department and sales. Established a kitchen pilot beer series that utilized kitchen ingredients to create beers that sold out in the taproom.

The Ivy Hotel
Commis Chef
October 2018 - December 2019 (1 year 3 months)
Baltimore, Maryland, United States

Worked under Head Chef Mark Levy to develop my skills on the line as well as running the pass for a high end restaurant. Learned and maintained the highest food standards of preparation, cleanliness and presentation.

Rye Street Tavern
Line Cook
September 2017 - October 2018 (1 year 2 months)
Baltimore, Maryland, United States

Prep and work the line at one of the busiest new restaurants in the city.

Gnocco
Line Cook
June 2016 - September 2017 (1 year 4 months)

Prepped and cooked from scratch pasta as well as other Italian and Spanish fare.
Part of the opening team that won countless awards from Baltimore magazine and Baltimore sun as well as helping Head Chef Brian Lavin win 30 under 30 from Zagat.

Education

Towson University
Bachelor's degree, Economics · (September 2008)